UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42572

Top Win International Limited

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
Tel: +852 2815 7988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Director and Press Release

On May 16, 2025, the Board of Directors (the “Board”) of Top Win International Limited, a Cayman Islands exempted company (the “Company” or “TopWin”), appointed Mr. Jason Kin Hoi Fang as a director to the Board and Co-Chief Executive Officer of the Company. Mr. Fang was nominated by Pride River Limited, which is the majority shareholder of the Company. There are no family relationships between Mr. Fang and any other directors and officers of the Company.

Mr. Fang is a pioneer in the blockchain industry. Starting his career at Fenbushi Capital in 2016, where he managed U.S. investments, Fang founded Sora Ventures in 2018. Sora Ventures has been an early investor in transformative sectors such as DeFi, GameFi, SocialFi, and NFTs, and more recently shifted its focus to DeSci and the Bitcoin ecosystem. Mr. Fang holds a Bachelor of Science from Bentley University. Having navigated three bull and bear market cycles, Fang’s proven track record and disciplined risk management skills make him an ideal partner to guide TopWin’s transformation.

On May 16, 2025, the Board approved a change of the name of the Company to “AsiaStrategy”. Completion of the name change remains subject to shareholder approval and requisite registration in the Cayman Islands.

On May 16, 2025, the Company issued a press release, a copy of which is attached to this Form 6-K as Exhibit 99.1. This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release dated May 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025	Top Win International Limited

	By:	/s/ Kwan NGAI
	Name:	Kwan NGAI
	Title:	Chief Executive Officer and Director

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